
February 18, 2021

Dan Preston
Chief Executive Officer
Metromile, Inc.
425 Market Street #700
San Francisco, CA 94105

   Re: Metromile, Inc.
     Registration Statement on Form S-1
     Filed February 12, 2021
     File No. 333-253055

Dear Mr. Preston:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall at (202) 551-3234 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance